NEWS RELEASE

EMX Highlights Progress on its Graphite Royalty at Vittangi, Sweden

Vancouver, British Columbia, July 24, 2025 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation ("EMX" or the "Company") congratulates Talga Group Ltd ("Talga"; ASX:TLG) on its progress in advancing the Vittangi graphite project in northern Sweden. EMX controls a 2% NSR royalty on all mineral production from the Vittangi project, which recently concluded an appeals review process for the issuance of an Exploitation Concession, a key step in the mine permitting process in Sweden. According to Talga's ASX News Release dated June 12, 2025: "all major permits are now in force for [Talga's] 100% owned Nunasvaara South Mine, which is part of Europe's largest and highest grade JORC classified natural graphite resource".

The Nunasvaara South mine at Vittangi is part of a vertically integrated development-stage project that will produce high performance battery graphite anode materials for the electrical vehicle, battery storage and defense industries. Graphite is classified as a strategic element by the European Union and United States and is vital to various battery technologies and a critical component to many defense-sector applications. At present, almost all commercial processing of graphite is controlled by China, with very little production capacity located in Europe and in the Americas. As such, the Vittangi project stands out in terms of its robust resource grades and tonnages as well as Talga's ability to produce a strategic product from its fully permitted downstream refinery and anode plant that will be constructed in Luleå, Sweden.

Talga has also recently received funding support via grants from the EU Innovation Fund and has been designated as a Strategic Project under the European Commission's Critical Raw Materials Act ("CRMA") and Net-Zero Industry Act. Under such designations, Talga will utilize EU support and innovative technologies to produce natural graphite anode materials with a remarkably low emissions footprint.

Much of current graphite production is utilized in the refractory/steel-making industries, but demand is forecasted to increase dramatically in the coming years due to increased production of lithium-ion batteries. The Vittangi royalty interest and the current high levels of interest surrounding this project underscore the deep optionality that exists within EMX's global royalty portfolio.

EMX Royalty. EMX acquired its 2% NSR royalty via its acquisition of Phelps Dodge Exploration Sweden AB ("PDES") in July, 2010, from Freeport-McMoRan Copper & Gold Inc. (see EMX News Release dated August 5, 2010). PDES had previously entered into a royalty agreement with TCL Sweden Ltd, a wholly owned subsidiary of Teck Resources Ltd ("Teck"), which covered the Vittangi project exploration permits. Teck subsequently sold TCL Sweden Ltd to Talga in February 2012. The EMX royalty covers all mineral production from the Vittangi nr 2, Nunasvaara nr 2 and Kallokajärvi nr 1 exploration permits and "any renewal thereof and any other form of successor or substitute title" to those permits.

Vittangi Graphite Deposit. The Vittangi deposit lies within the Palaeoproterozoic greenstone sequence of northern Sweden, consisting of metasedimentary and metavolcanic rocks. The graphite mineralization occurs in graphitic schists hosted in the Nunasvaara Formation, which is part of a highly metamorphosed volcanic-sedimentary sequence.

The Vittangi Project consists of several mineralized zones, with the Nunasvaara South deposit being the most significant. A detailed feasibility study, published in 2021, defined a Probable Reserve on Nunasvaara South of 2.3 million tonnes at 24.1% graphite (%Cg) as shown below1. Talga has also defined an Indicated Mineral Resource of 26.7 million tonnes at 24.3% graphite (%Cg)2. Further upside comes from considerable exploration potential elsewhere on the Vittangi property.

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Mineral Reserves as reported by Talga Group Ltd; see ASX News Released Dated July 1, 2021[1]
Deposit	Reserve Category	Tonnage (t)	Graphite (%Cg)	Contained Graphite (t)
Nunasvaara South	Probable	2,260,140	24.1	544,693

Mineral Resources as reported by Talga Group Ltd; see ASX News Released Dated October 6, 2023[2]
Deposit	Resource Category	Tonnage (t)	Graphite (%Cg)	Contained Graphite (t)
Vittangi (all deposits)	Indicated	26,691,000	24.3	6,482,000
Vittangi (all deposits)	Inferred	8,329,000	22.1	1,844,000

1Notes on Mineral Reserves. The Nunasvaara Mineral Reserve was disclosed by Talga in their ASX News Release dated July 1, 2021, in accordance with the 2012 JORC Code reporting guidelines, which is an acceptable foreign code under Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The Mineral Reserve is based upon a previously disclosed Mineral Resource estimate for Nunasvaara South (See Talga Group Ltd ASX News Release dated September 17, 2020). The Mineral Reserve Statement utilized a graphite price of US$4,000/t and cut-off grade of 11% Cg. Only Indicted Resources within optimized Whittle pit shells were used for the conversion to Probable Reserves. Totals may not sum correctly due to rounding. As reported by Talga, the Competent Person as defined by the JORC Code who supervised the Mineral Reserve Statement was Mr. John Walker. At the time of disclosure, Mr. Walker was a sub-contractor with Golder Associates Ltd. and a Professional Member of the Institute of Materials, Minerals and Mining (Membership No.451845).

2Notes on Mineral Resources. The Vittangi Mineral Resources were disclosed by Talga in their ASX News Release dated October 6, 2023. All Mineral Resources have been reported in accordance with the 2012 JORC Code reporting guidelines, which is an acceptable foreign code under NI 43-101. Indicated Mineral Resources are reported within preliminary pit shells and above a cut-off grade of 12.5% Cg and using a graphite price of US$5,000/t. Reported resources are inclusive of reserves. Totals may not sum correctly due to rounding. As reported by Talga, the qualified person who supervised the Mineral Resource Estimate was Ms. Katharine Masun (HBSc Geology, MSc Geology, MSA Spatial Analysis), who at the time of disclosure was a Principal Geologist at SLR Consulting (Canada) Limited. Also, at the time of disclosure, Ms. Masun was registered as a Professional Geologist in the Northwest Territories and Nunavut, Provinces of Ontario, Newfoundland and Labrador, and Saskatchewan, Canada, and a Competent Person as defined by the JORC Code.

Note that NI 43-101 and JORC (2012) both comply with the CRIRSCO reporting protocols, utilizing equivalent categories of Inferred and Indicated Resources and Probable Reserves.

More information on the Vittangi project can be found at www.EMXroyalty.com.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Stefan Wenger Chief Financial Officer Phone: (303) 973-8585 SWenger@EMXroyalty.com	Isabel Belger Investor Relations Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

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Forward-Looking Statements

This news release may contain "forward looking statements" and "forward looking information" (together "forward-looking statements") that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, expectations related to Vittangi graphite project, mineral reserves and resource estimates, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include but are not limited to unavailability of failure to identify commercially viable mineral reserves, delays in the advancement and production at the Vittangi graphite project, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended March 31, 2025 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2024, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov. EMX does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

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